EXHIBIT 99.2
1.	Increase of Sales or Income exceeding 15% compared with that of the Latest Fiscal Year
•	Sales

Items	2005	2004
Total Sales Amount(KRW)	21,695,043,976,451	19,792,477,952,160
Increased Amount (KRW)	1,902,566,024,291
Increase Rate(%)	9.61
•	Operating Income

Items	2005	2004
Operating Income Amount(KRW)	5,911,885,599,118	5,053,728,138,653
Increased Amount (KRW)	858,157,460,465
Increase Rate(%)	16.98
•	Ordinary Income

Items	2005	2004
Ordinary Income Amount(KRW)	5,354,192,761,930	5,230,513,805,877
Increased Ordinary Income Amount (KRW)	123,678,956,053
Increase Rate(%)	2.36
•	Net Income

Items	2005	2004
Net Income Amount(KRW)	4,012,932,261,385	3,826,015,648,458
Increased Amount (KRW)	186,916,612,927
Increase Rate(%)	4.89
2.	Financial Performance compared with that of the Latest Fiscal Year

Items	2005	2004
Total Asset	24,206,949,907,109	21,367,060,180,023
Total Liabilities	4,684,947,656,859	5,257,216,366,438
Capital Stock	482,403,125,000	482,403,125,000

Total Shareholders’ Equity	19,522,002,250,250	16,109,843,813,585

Ratio of Total Shareholders’ Equity/Capital Stock	4,046.8	3,339.5
3.	Sales, Operatng Income, Ordinary Income and Net Income have increased due to the increase in product price.
4.	Date of Board Resolution : January 12, 2006